Public

13010668

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Calvert Investment Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4550 Montgomery Ave., Ste. 1000N
(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Wolfsheimer — (301) 951-4800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1750 Tysons Blvd., Suite 800	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Deloitte.

CALVERT INVESTMENT DISTRIBUTORS, INC.
(SEC I.D. No. 8-47915)

Statement of Financial Condition as of December 31, 2012, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

CALVERT INVESTMENT DISTRIBUTORS, INC. (SEC I.D. No. 8-47915)

Statement of Financial Condition as of December 31, 2012, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

AFFIRMATION

I, Robert J. Enderson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Calvert Investment Distributors, Inc. (the "Company") for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert J. Enderson — 2/26/2013

Signature — Date

Vice President, Corporate Finance Officer

Title

Notary Public

MARY M SCHMIDT
NOTARY PUBLIC
MONTGOMERY COUNTY MD
MY COMM EXP 8/6/13

CALVERT INVESTMENT DISTRIBUTORS, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP

1750 Tysons Blvd.
Suite 800
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Calvert Investment Distributors, Inc.

We have audited the accompanying statement of financial condition of Calvert Investment Distributors, Inc., a wholly owned subsidiary of Calvert Investments, Inc. (the "Company") as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Calvert Investment Distributors, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2013

CALVERT INVESTMENT DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	4,754,934
Investments:		
Trading, at fair market value		6,073,653
Income taxes receivable		901,313
Net due from affiliates of Calvert Investments, Inc.		9,100,597
Prepaid expenses and other assets		617,801
Property and equipment (net of accumulated depreciation of $378,603)		162,418
TOTAL ASSETS	$	21,610,716

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	240,681
Accrued payroll and related liabilities		646,467
Deferred revenue		-
Deferred tax liability		45,975
Liability for unrecognized tax benefits		462,234
Total liabilities		1,395,357
COMMITMENTS AND CONTINGENCIES:		
STOCKHOLDER'S EQUITY:		
Common stock, par value $.01 per share - authorized, 10,000 shares; issued and outstanding, 1,000 shares		10
Additional paid-in capital		4,169,478
Retained earnings		16,045,871
Total stockholder's equity		20,215,359
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	21,610,716

See notes to financial statements.

1. DESCRIPTION OF BUSINESS

Calvert Investment Distributors, Inc. (the "Company") is a wholly owned subsidiary of Calvert Investments, Inc. (the "Parent"). The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934. The Company provides distribution services to a related group of Calvert Mutual Funds ("Funds"). The Company commits resources to serving institutional and high-net-worth clients who access investment management services on a direct basis and through financial intermediaries in the advice channel. The Company stopped offering its services as a broker for deposits with banks and savings institutions in 2011. The Parent is owned by Acacia Life Insurance Company ("Acacia Life") which is a wholly owned subsidiary of Ameritas Life Insurance Corporation ("ALIC"). ALIC is a wholly owned subsidiary of Ameritas Holding Company ("AHC"), which in turn is a wholly owned subsidiary of the Ameritas Mutual Holding Company ("Ameritas").

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and related notes to financial statements. Actual results could differ from management's estimates. Certain significant accounting policies are noteworthy because they are based on estimates and assumptions that require complex and subjective judgments by management. Changes in these estimates or assumptions could materially impact our financial condition and results of operations. Material estimates in which management believes near-term changes could reasonably occur include: estimates made for liabilities related to the distribution fees of Funds that do not have a front-end sales charge and income taxes.

Cash and Cash Equivalents - The Company's cash equivalents consist principally of highly liquid investments in shares of money market accounts held with the Funds.

Brokerage Commissions - Commissions primarily represent broker reallowance paid to third party distributors related to sales of affiliated Funds' shares.

Investments - Investment securities are classified based on management's intention on the date of purchase. Securities that management holds principally for the purpose of selling them in the near future are included in a trading portfolio and are reported at fair value. Realized and unrealized gains and losses for investment securities held in the trading portfolio are included in investment income. Fair value is estimated using quoted market prices.

Property and Equipment - Property and equipment are recorded at cost and are depreciated on a straight-line basis over an estimated useful life of five years. Furniture and fixtures are recorded at cost and are depreciated on a straight-line basis over an estimated useful life of ten years.

Marketing Costs - Marketing costs are expensed as incurred. The Company may assume and pay certain mutual fund advertising and promotional expenses for which it is not reimbursed fully from the Funds.

Income Taxes - The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustments may result from new information, resolution of an issue with the taxing authorities, or changes in laws or regulations. The Company recognizes interest and penalties related to unrecognized benefits, within the income tax expense line in the statement of operations. Accrued interest and penalties are included within the related tax liability line in the balance sheet.

Subsequent Events - The Company has evaluated subsequent events through February 26, 2013, the date this financial statement was issued.

Recent Accounting Pronouncements

In May 2011, the FASB amended the "*Fair Value Measurements and Disclosures*" topic to achieve common fair value measurement and disclosure requirements in US generally accepted accounting principles. The amendments to the guidance further define concepts, permit certain exceptions in valuation of financial assets and liabilities with offsetting positions in market risks or counterparty credit risk when several criteria are met and expand the disclosures for Level 3. Those include quantitative disclosure of unobservable inputs and assumptions, description of valuation processes in place and narrative of sensitivity of fair value to changes in various inputs. The guidance was implemented in the current year.

In December 2011, the FASB amended the disclosure guidance about offsetting assets and liabilities. The amended disclosure guidance will enable users of the Company's financial statements to evaluate the effect or potential effect of netting arrangements on the Company's financial position. This includes the effect or potential effect of rights of setoff between recognized assets and recognized liabilities within the scope of amended disclosure guidance, such as derivative instruments and other financial instruments. The amended disclosure guidance will be effective for annual periods beginning on January 1, 2013 for the Company and will be applied retrospectively for all comparative periods presented. The adoption of the amended accounting guidance will not have a material impact on the Company's financial condition, results of operations, or cash flows.

The FASB ASC "*Financial Instruments*" topic provides guidance on accounting for different financial instruments including financial assets and liabilities. The guidance allows under certain circumstances for the company to elect to report certain financial assets and liabilities at fair value with changes in fair value reported in earnings. The Company has chosen not to adopt the fair value option pursuant to the FASB ASC "*Financial Instruments*" topic.

3. RELATED PARTY TRANSACTIONS

The Company, the Parent, and the parent's wholly owned subsidiaries consisting of CIAS, CIM, and CIS, each a wholly owned subsidiary of the Parent, provide various administrative services to each other. These services include, but are not limited to, legal and accounting, customer servicing, transaction processing, and other administrative services. The Company allocates revenues and expenses to and from its affiliates under a written agreement amongst all parties effective as of January 1, 2005 and amended October 18, 2010. These revenues and expenses relate to product distribution, marketing, facilities, rent expense and other general and administrative activities. Accordingly, the Company's financial condition does not necessarily reflect what might have occurred had the Company been operated outside its affiliated group. ALIC provides various services to the Company for a fee. The services provided include, among others, responding to

inquiries of policyholders invested in Company sponsored mutual funds and providing information to the Company's subsidiaries and policyholders with respect to shares attributable to policyholder accounts. Similarly, AHC provides oversight and administrative services to the Parent and allocates to the Parent its portion of the cost of such services.

As of December 31, 2012, the Company held investments of approximately $6,074,000 in various mutual fund accounts held with the Funds and held cash equivalents of approximately $4,755,000 in various money market accounts held with the Funds for which an affiliate, CIM, is the investment advisor.

4. EMPLOYEE BENEFIT PLANS

Substantially all employees of the Company participate in a contributory defined contribution plan sponsored by AHC. In addition, certain of the Company's employees participate in an unfunded, non-qualified defined contribution plan. An affiliated company has made contributions to these plans on the Company's behalf under a written agreement with AHC.

The Parent has both short-term and long-term incentive compensation plans covering certain active employees of the Company. The Parent bases payments under these plans on the attainment of certain performance goals in the current as well as future years.

5. INCOME TAXES

The Parent and its Subsidiaries, as "Members" of an "Affiliated Group", are included in the consolidated federal income tax return of Ameritas. The Members' federal tax provisions are determined on a separate-return basis. The Company generally files separate state income tax returns. In states where a consolidated return is filed, with its Parent, the distribution of the consolidated state income tax results is determined on a separate income tax return basis. The Members' current tax sharing agreement with Ameritas is such that one Member may currently utilize the net operating losses of another Member within the Affiliated Group by reimbursing Ameritas, which will compensate any Member for the use of its losses or tax credits. The Company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. The Company has $16,665 for the payments of interest and penalties accrued at December 31, 2012. At December 31, 2012, the Company has $182,981 accrued for the payments of interest and penalties in the liability for unrecognized tax benefits. The Company is subject to taxation in the United States and various states. As of December 31, 2012, the Company's tax years, generally, for 2010 - 2012 are subject to examination by the tax authorities. In 2012, the Internal Revenue Service (IRS) completed its field examination of the Ameritas consolidated federal income tax return for the tax years 2007-2009. The IRS field examination report did not include any adjustments to the Company's taxable income for the years 2007-2009. With few exceptions, as of December 31, 2012, the Company is no longer subject to examinations by tax authorities for years before 2010. Over the next twelve months management does not anticipate a reduction of the unrecognized tax benefits due to settlement of an uncertain tax position with the taxing authorities. At December 31, 2012, the Company had no federal net operating loss carryforward available and $23,290 of state net operating loss carryforward available.

The provision for income taxes consists of the following for the year ended December 31, 2012:

		2012
Current:		
Federal	$	1,032,651
State		222,930
Total Current		1,255,581
Deferred:		
Federal		(68,274)
State		(5,574)
Total Deferred		(73,848)
Provision for income taxes	$	1,181,733

Deferred taxes as of December 31, 2012 represent the net tax effect of temporary differences between bases of assets and liabilities for financial reporting and tax purposes as follows:

		2012
Deferred tax assets:		
Excess of depreciation and amortization for book purposes over allowable amount for tax purposes		3,307
Compensation accruals		139,650
Asset related to the liability for unrecognized tax benefits		143,602
Total deferred tax assets	$	286,559
Deferred tax liabilities:		
Prepaid commission on C Shares		(160,201)
Net unrealized gains on investments		(154,171)
State Income Taxes		(18,162)
Total deferred tax liabilities		(332,534)
Net deferred tax assets	$	(45,975)

6. PURCHASE AND SALES AGREEMENT

The Company was the seller to a purchase and sales agreement (the "Contract") of distribution fees of the Funds that do not have a front-end sales charge. The Contract gave the purchaser an exclusive right and obligation to purchase future receivable service, distribution payments, and any contingent deferred sales charge on current sales of mutual fund Class B shares. The Contract was extended to February 26, 2010 and terminated upon that date, and the Company no longer allows sales of Class B shares.

The Company follows the FASB ASC "*Revenue Recognition*" topic regarding when cash for the rights of future distribution fees for shares previously sold is received from third parties. During 2012 the Company amortized approximately $126,000, of advanced payments received and expensed approximately $113,000 of deferred brokerage commissions paid.

Management has reviewed the conditions in the purchase and sales agreement under which the indemnifications could be exercised and, in accordance with the FASB ASC "*Guarantees*" topic, does not believe that a material liability has been created by the standard business representations and warranties included therein.

7. FAIR VALUE MEASUREMENTS

As described in Note 2, the Company follows the FASB ASC "*Fair Value Measurements and Disclosures*" topic requiring financial assets and liabilities that are carried at fair value in the financial statements be included in a fair value hierarchy for disclosure purposes. A description of the valuation techniques applied to the Company's major categories of assets measured at fair value on a recurring basis follows:

Level 1 – Quoted prices in active markets for identical assets/liabilities. The Company's Level 1 assets include: Money market funds and retail and institutional mutual funds.

Level 2 – Includes prices based on other observable inputs, including quoted prices for similar assets/liabilities. The Company did not hold any Level 2 assets in 2012.

Level 3 – Includes unobservable inputs and may include the entities own assumptions about market participant assumptions. The Company did not hold any Level 3 assets in 2012.

The following is a summary of the inputs used to value the Company's investments as of year ending 2012:

	2012 Fair Value Measurements Using			
	Level 1	*Level 2*	*Level 3*	*Total*
Cash equivalents	$ 4,754,933	$ -	$ -	$ 4,754,933
Trading Securities:				-
Equities	6,073,653	-	-	6,073,653
Total Trading Securities	6,073,653	-	-	6,073,653
Total Assets Accounted for at Fair Value	**$ 10,828,587**	**$ -**	**$ -**	**$ 10,828,587**

8. COMMITMENTS AND CONTINGENCIES

Litigation - The Company is involved in various claims and legal actions arising in the ordinary course of business. Management does not believe that the ultimate resolution of these matters will have a materially adverse effect on the Company's financial position.

9. NET CAPITAL REQUIREMENTS

The Company reports its net capital requirement pursuant to the Securities and Exchange Commission's uniform net capital rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3 percent of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2012, the Company had net capital of $8,427,083, which was $8,334,059 in excess of the required net capital of $93,024. The Company's ratio of aggregate indebtedness to net capital was .17 to 1.

* * * * * *

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Deloitte.

Deloitte & Touche LLP

1750 Tysons Blvd.
Suite 800
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

February 26, 2013

To the Board of Directors of
Calvert Investment Distributors, Inc.

In planning and performing our audit of the financial statements of Calvert Investment Distributors, Inc. (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 26, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu Limited